Exhibit 7

Grown Rogue Reports Third Quarter 2024 Results

●	Third quarter revenue of $7.0M compared to $6.5M in the three months ended October 31, 2023, an increase of 7%

●	Operating Cash Flow (OCF), before changes in working capital (WC), of $1.2M compared to $1.5M in the three months ended October 31, 2023, a decrease of 24%, related largely to an increased ramp of SG&A spending to support the provisioning of New Jersey and one-time compensation payments

●	Free Cash Flow[1] (FCF) of ($1.2M), after accounting for $2.2M in cash advances to fund construction in the New Jersey cultivation facility

●	Announced commencement of phase I operations in New Jersey, which includes ~8,000 square feet of flowering canopy that will produce 500-600 pounds of whole flower per month with sales anticipated in Q4 2024

●	Subsequent to quarter-end, announced the termination of an advisory agreement with Vireo Growth Inc.

Medford, Oregon, November 14, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, is pleased to report its third quarter 2024 results for the three months ended September 30, 2024. The comparison period for 2023 is the three months ended October 31, 2023, due to the fiscal year-end change from October 31 to December 31. All financial information is provided in U.S. dollars unless otherwise indicated.

Third Quarter 2024 Financial Summary ($USD Millions)

Third Quarter 2024 Summary	Q3 2024	Q4 2023*	+/- %
Revenue	$7.0	$6.5	+7%
aEBITDA	$2.1	$2.1	+0%
aEBITDA %	30.0%	32.1%	-210 bps
OCF (Before Changes in WC)	$1.2 [1]	$1.5	-24%
OCF %	16.5%	23.3%	-680 bps

*	Comparable 2023 data is August-October due to the fiscal year end change

[1]	Includes $0.6M in increased ramp of SG&A related to New Jersey and one-time compensation payments

Management Commentary

“This was another exciting quarter for Grown Rogue with solid financial metrics showing the continued execution by our team in competitive markets against a backdrop of modest price compression. We continue to see strong indoor production yields of craft-quality flower, retail buyer and consumer loyalty, and great initial reception and sell through with our branded pre-

rolls, including our newest brand Yeti. We have experienced some pricing pressure in 2024 in both Oregon and Michigan but are seeing stabilization headed into year-end. We are quite experienced at this point with pricing fluctuation, and we continue to combat this with our relentless focus on quality and yield; boosted recently by a modest investment in new technologies that have shown very encouraging early results in yield and quality. We strongly believe that high-quality, low-cost cannabis cultivation, that delights consumers, is a protectable moat when done at the proper scale,” said Obie Strickler, CEO of Grown Rogue.

“We had a decline in our operating cash flow before changes in working capital, which was largely attributable to the ramp of spending in advance of launching New Jersey. I am super excited to announce we completed our first harvest in New Jersey with the anticipated first drops of product in December. We remain excited for this investment to flip to meaningful cash flow generation based upon market conditions, and believe with solid execution in New Jersey, we are well positioned to support future expansion opportunities that present excellent cash-on-cash returns. We maintain a strong balance sheet with minimal debt and sufficient cash to fund our near-term plans," continued Mr. Strickler.

“Our primary growth drivers entering 2025 continue to be our expansion efforts in New Jersey and Illinois. Phase II of construction is underway and is expected to be complete in the first half of 2025 with the first harvest occurring in the summer. Upon completion of Phase II, we will be producing approximately 1,100 pounds of whole flower per month. Illinois design and engineering is nearly complete, and the team is currently evaluating contractor bids for the construction work. We are targeting completion of Phase I in the second half of 2025 and will give more precise timing as we finalize the construction plans. We remain very intentional about new market expansion and are confident that we will find one or two new opportunities that meet our strict criteria over the coming year. We are continuing to evaluate growth capital options that strengthen our balance sheet to support expansion.

I want to personally thank all of our customers, the entire Grown Rogue team, and our supportive shareholders for each doing their part to help Grown Rogue achieve our goal of becoming the first nationally recognized craft cannabis company in the U.S,” said Obie Strickler.

Oregon Market Highlights ($USD Millions)

Oregon	Q3 2024	Q4 2023*	+/- %
Revenue	2.9	2.9	-1%
aEBITDA	0.6	0.9	-33%
aEBITDA Margin %	20.8%	30.8%	-1000 bps

*	2023 data is August-October

Michigan Market Highlights ($USD Millions)

Michigan	Q3 2024	Q4 2023*	+/- %
Revenue	3.4	3.2	+7%
aEBITDA	1.7	1.3	+33%
aEBITDA Margin %	50.4%	40.8%	+960 bps

*	2023 data is August-October

Michigan operations are through Golden Harvests, LLC.

Financial Statements and aEBITDA reconciliation

Consolidated Statements of Financial Position	September 30, 2024	December 31, 2023
	$	$
ASSETS
Current assets
Cash and cash equivalents	5,591,717	6,804,579
Accounts receivable (Note 17)	2,661,399	1,642,990
Biological assets (Note 3)	2,927,578	1,723,342
Inventory (Note 4)	2,786,665	5,021,290
Prepaid expenses and other assets	717,132	420,336
Current portion of notes receivable (Note 6.3)	4,296,264	-
Total current assets	18,980,755	15,612,537
Property and equipment (Note 8)	11,014,651	8,820,897
Notes receivable (Note 6.3)	4,098,019	2,449,122
Warrants asset (Note 13)	3,832,792	1,761,382
Intangible assets and goodwill (Note 9)	1,257,668	725,668
Deferred tax assets (Note 19)	700,165	246,294
Other investments (Note 6.2)	1,445,911	-
TOTAL ASSETS	41,329,961	29,615,900
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,119,223	1,358,962
Current portion of lease liabilities (Note 7)	718,832	925,976
Current portion of long-term debt (Note 10)	558,515	780,358
Current portion of business acquisition consideration payable (Note 5)	505,340	360,000
Derivative liability[1] (Note 11)	13,222,933	7,471,519
Income tax payable	2,110,216	873,388
Convertible debentures[2] (Note 11)	1,832,511	-
Total current liabilities	21,067,570	11,770,203
Lease liabilities (Note 7)	3,617,628	1,972,082
Long-term debt (Note 10)	1,542,088	82,346
Convertible debentures (Note 11)	-	2,459,924
Business acquisition consideration payable (Note 5)	2,189,486	-
TOTAL LIABILITIES	28,416,772	16,284,555
EQUITY
Share capital (Note 12)	38,610,317	24,593,422
Contributed surplus (Notes 13 and 14)	8,301,073	8,186,297
Accumulated other comprehensive loss	(116,440)	(108,069)
Accumulated deficit	(34,885,068)	(20,353,629)
Equity attributable to shareholders	11,909,882	12,318,021
Non-controlling interests (Note 22)	1,003,307	1,013,324
TOTAL EQUITY	12,913,189	13,331,345
TOTAL LIABILITIES AND EQUITY	41,329,961	29,615,900

[1]	Represents derivative liability associated with the fair valuation of the outstanding convertible debentures and is a non-cash liability, settleable in equity upon conversion
[2]	Face value of outstanding convertible debentures as of September 30, 2024 is $4,050,000

Consolidated Statements of Comprehensive Income (Loss)	Three months ended September 30, 2024	Three months ended October 31, 2023
	$	$
Revenue
Product sales	6,288,724	6,083,480
Service revenue	703,990	438,811
Total revenue	6,992,714	6,522,291
Cost of goods sold
Cost of finished cannabis inventory sold	(3,554,113)	(3,005,867)
Costs of service revenue	(46,968)	(84,005)
Gross profit, excluding fair value items	3,391,633	3,432,419
Realized fair value loss amounts in inventory sold	(824,728)	(743,981)
Unrealized fair value gain on growth of biological assets	1,357,031	1,721,172
Gross profit	3,923,936	4,409,610
Expenses
Amortization of property and equipment (Note 8)	261,750	198,819
General and administrative (Note 18)	2,390,671	1,881,389
Share option expense	294,807	97,256
Total expenses	2,947,228	2,177,464
Income from operations	976,708	2,232,146
Other income and (expense)
Interest expense	(101,742)	(85,426)
Accretion expense	(771,484)	(428,823)
Other (expense) income	(258,357)	34,224
Unrealized loss on derivative liability	(378,587)	(3,884,176)
Unrealized gain on warrants asset	115,104	129,113
Gain (loss) on disposal of property and equipment	10,000	(13,881)
Total expense, net	(1,385,066)	(4,248,969)
Loss from operations before taxes	(408,358)	(2,016,823)
Income tax (Note 19)	(258,882)	4,499
Net loss	(667,240)	(2,012,324)
Other comprehensive income (loss) (items that may be subsequently reclassified to profit & loss)
Currency translation gain (loss)	(499)	5,479
Total comprehensive loss	(667,739)	(2,017,803)
Gain (loss) per share attributable to owners of the parent – basic	(0.00)	(0.01)
Weighted average shares outstanding – basic	221,208,264	172,708,792
Gain per share attributable to owners of the parent – diluted	(0.00)	(0.01)
Weighted average shares outstanding – diluted	249,839,967	172,708,792
Net income (loss) for the period attributable to:
Non-controlling interest	130,777	91,036
Shareholders	(798,017)	(2,103,360)
Net loss	(667,240)	(2,012,324)
Comprehensive income (loss) for the period attributable to:
Non-controlling interest	130,777	91,036
Shareholders	(798,516)	(2,108,839)
Total comprehensive loss	(667,739)	(2,017,803)

Consolidated Statements of Cash Flows	Nine months ended September 30, 2024	Nine months ended October 31, 2023
	$	$
Operating activities
Net loss	(12,406,762)	(1,254,857)
Adjustments for non-cash items in net income (loss):
Amortization of property and equipment	728,095	463,002
Amortization of property and equipment included in costs of inventory sold	1,554,747	1,481,110
Unrealized fair value gain amounts on growth of biological assets	(2,065,695)	(2,724,925)
Realized fair value loss amounts in inventory sold	2,772,840	1,966,436
Deferred income taxes	(453,871)	(470,358)
Share option expense	379,178	288,971
Accretion expense	1,531,551	862,624
Loss on equity method investment	534,089	-
Loss on disposal of property and equipment	(7,823)	13,881
Unrealized loss on fair value of derivative liability	13,584,791	4,563,498
Unrealized gain on warrants asset	(2,071,410)	(129,113)
Currency translation loss	(8,400)	(3,143)
Loss on acquisition of non-controlling interest paid in shares	-	64,360
	4,071,330	5,121,486
Changes in non-cash working capital (Note 15)	939,270	(257,878)
Net cash provided by operating activities	5,010,600	4,863,608

Investing activities
Purchase of property and equipment and intangibles	(1,267,534)	(1,420,404)
Cash advances and loans made to other parties	(5,981,851)	(1,430,526)
Repayment of NJ Retail promissory note	250,000	-
Acquisition of Canopy Management, LLC and Golden Harvests, LLC	(588,149)	-
Equity investment in ABCO Garden State LLC	(1,980,000)	-
Net cash used in investing activities	(9,567,534)	(2,850,930)

Financing activities
Proceeds from convertible debentures	-	6,000,000
Proceeds from warrants exercises	4,657,460	-
Proceeds from options exercises	359,958	-
Proceeds from sale of membership units of subsidiary	650,000	-
Payment of equity and debt issuance costs	(126,914)	-
Repayment of long-term debt	(910,602)	(1,211,100)
Repayment of convertible debentures	(430,828)	(246,006)
Payments of lease principal	(855,002)	(1,185,371)
Net cash provided by financing activities	3,344,072	3,357,523

Change in cash and cash equivalents	(1,212,862)	5,370,201
Cash and cash equivalents, beginning	6,804,579	3,488,046
Cash and cash equivalents, ending	5,591,717	8,858,247

Segmented aEBITDA	9 months ended September 30, 2024
	Oregon	Michigan	Services	Corporate	Consolidated
Revenue	9,572,906	10,096,685	1,281,226	414,500	21,365,317
Costs of revenue, excluding fair value adjustments	(5,639,139)	(4,255,180)	(206,670)	-	(10,100,989)
Gross profit (loss) before fair value adjustments	3,933,767	5,841,505	1,074,556	414,500	11,264,328
Net fair value adjustments	18,736	(725,881)	-		(707,145)
Gross profit	3,952,503	5,115,624	1,074,556	414,500	10,557,183
Operating expenses:
General and administration	2,038,098	2,290,981	-	3,089,459	7,418,538
Depreciation and amortization	86,979	524,068	-	117,048	728,095
Share based compensation	-	-	-	379,178	379,178
Other income and expense:
Interest and accretion	(202,485)	(61,627)	-	(1,538,504)	(1,802,616)
Loss on disposal or property and equipment	7,823	-	-	-	7,823
Unrealized (loss) gain on derivative liability	-	-	-	(13,584,791)	(13,584,791)
Unrealized (loss) gain on warrants asset	-	-	-	2,071,411	2,071,411
Other income and expense	190	-	-	51,737	51,927
Net income (loss) before tax	1,632,954	2,238,948	1,074,556	(16,171,332)	(11,224,874)
Tax	32	649,001	-	532,855	1,181,888
Net income after tax	1,632,922	1,589,947	1,074,556	(16,704,187)	(12,406,762)

EBITDA	Oregon	Michigan	Services	Corporate	Consolidated
Net FV adjs	(18,736)	725,881			707,145
Depreciation in COGS	1,009,540	545,207			1,554,747
Depreciation expense	86,979	524,067		117,049	728,095
Share comp	-	-	-	379,178	379,178
Unrealized derivative	-	-	-	13,584,791	13,584,791
Loss on disposal of property plant and equipment	(7,823)	-	-		(7,823)
Unrealized warrants asset	-	-	-	(2,071,411)	(2,071,411)
Interest and accretion	202,485	61,626	-	1,538,505	1,802,616
Income tax	32	649,001	-	532,855	1,181,888
EBITDA before one-time adjs	2,905,399	4,095,729	1,074,556	(2,623,220)	5,452,464
Add back to EBITDA:
One time compensation payments				121,336	121,336
Additional compliance costs				79,091	79,091
Eliminated management fees				46,200	46,200
Costs associated with acquisition of Golden Harvests		603,000			603,000
New production location startup costs				587,539	587,539
Non recurring legal and transaction costs				187,342	187,342
aEBITDA	2,905,399	4,698,729	1,074,556	(1,848,339)	7,076,972
Adjusted EBITDA margin %	30.4%	46.5%	83.9%		33.1%

NOTES:

1.	The Company’s “Free cash flow” metric is defined by cash flow from operations minus capital expenditures and expansion related advances
2.	The Company’s “aEBITDA,” or “Adjusted EBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance.

NON-IFRS FINANCIAL MEASURES

EBITDA and aEBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2021 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2021. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, New Jersey and Illinois, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital efficient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward‐looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward‐ looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward‐looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward‐looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward‐looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward‐looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward‐looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer
obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations

jakeiotte@grownrogue.com
(458) 226-2662